UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-31811

Woori Financial Group Inc.

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

EXPLANATORY NOTE : Amendment Relating to Woori Financial Group’s Dividend Payments

Woori Financial Group Inc. (“Woori Financial Group”) hereby furnishes this Report of Foreign Private Issuer on Form 6-K/A (this “Amended Report”) solely for the purposes of amending the Report of Foreign Private Issuer on Form 6-K previously furnished on April 25, 2025 under the title “Resolution Relating to Woori Financial Group’s Dividend Payments” (the “Original Report”).

This Amended Report amends the Original Report as follows :

Original Report	Amended Report
5. Total amount of dividends (KRW) : 147,757,511,200	5. Total amount of dividends (KRW) : 147,427,511,200

11. Other matters to be factored into investment decisions :

- The “4. Market price-dividend ratio (%)” above is based on the dividend per share as a percentage of the arithmetic average price of the final market price per share of Woori Financial Group’s shares during the period between the date that is one business day prior to the “10. Date of board resolution (decision date)” above.

- The “5. Total amount of dividends (KRW)” above was calculated based on our outstanding common shares of 738,787,556 shares as of April 24, 2025, and the actual dividend amount may be subject to change based on the number of outstanding shares as of the dividend record date (May 10, 2025), following the acquisition of treasury shares as previously disclosed on a Form 6-K furnished on February 7, 2025.

- The “6. Dividend record date” and “7. Scheduled dividend payout date” above were determined by the board of directors on March 26, 2025, in order to enhance the predictability of dividends for investors. On the same day, the board of directors also pre-determined the record dates and scheduled payout dates for the quarterly dividends for the second and third quarters of 2025, as disclosed in the Form 6-K furnished on March 26, 2025.

- The scheduled dividend payout date is subject to change based on discussions with the relevant institutions.

11. Other matters to be factored into investment decisions :

- The “4. Market price-dividend ratio (%)” above is based on the dividend per share as a percentage of the arithmetic average price of the final market price per share of Woori Financial Group’s shares during the period between the date that is one business day prior to the “10. Date of board resolution (decision date)” above and the date exactly one week prior to such date.

- The “5. Total amount of dividends (KRW)” above was calculated based on our outstanding common shares of 737,137,556 shares as of the dividend record date (May 10, 2025).

- The “6. Dividend record date” and “7. Scheduled dividend payout date” above were determined by the board of directors on March 26, 2025, in order to enhance the predictability of dividends for investors. On the same day, the board of directors also pre-determined the record dates and scheduled payout dates for the quarterly dividends for the second and third quarters of 2025, as disclosed in the Form 6-K furnished on March 26, 2025.

- The scheduled dividend payout date is subject to change based on discussions with the relevant institutions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Financial Group Inc. (Registrant)

Date: May 9, 2025	By:	/s/ Sung-Wook Lee
(Signature)

	Name:	Sung-Wook Lee
	Title:	Deputy President